Filed by Cintas Corporation

(Commission File No.: 000-11399)

Pursuant to Rule 425 of the Securities Act of 1933

Deemed filed pursuant to 14a-12

under the Securities Exchange Act of 1934

Subject Company: UniFirst Corporation

(Commission File No.: 001-08504)

March 11, 2026

The following is a transcript of the investor call held by Cintas Corporation on March 11, 2026:

Cintas Investor Conference Call Transcript

Company Participants

•	Jared S. Mattingley, Vice President, Treasurer & Investor Relations

•	Todd M. Schneider, President & Chief Executive Officer

•	Scott A. Garula, Executive Vice President & Chief Financial Officer

•	James N. Rozakis, Executive Vice President & Chief Operating Officer

Other Participants

•	Manav Patnaik, Analyst, Barclays

•	Sam Kusswurm, Analyst, William Blair

•	Jasper Bibb, Vice President, Truist Securities

•	Jason Haas, Analyst, Wells Fargo

•	Harold Antor, Analyst, Jefferies

•	Shlomo Rosenbaum, Analyst, Stifel Nicolaus

Presentation

Operator

Good day, everyone, and welcome to the Cintas Investor Call. Today's call is being recorded. At this time, I would like to turn call over to Mr. Jared Mattingley, Vice President, Treasurer, and Investor Relations. Please go ahead, sir.

Jared S. Mattingley

Thank you, Ross. And good morning, everyone. This call and the Q&A session that follows will contain forward-looking statements. Actual results could differ materially from projected or estimated results. In particular, forward-looking financial information for the post-closing combined company is inherently uncertain due to a number of factors outside of Cintas' and UniFirst's control. Information regarding factors that could cause differences in actual results is available in today's press release and presentation and in Cintas's and UniFirst's SEC filings. The information presented and discussed on this call is representative of today only.

Cintas and UniFirst assume no obligation to update any forward-looking statements. This call is copyrighted and may not be used without written permission from Cintas and UniFirst. Here with me today are Todd Schneider, Cintas's President and Chief Executive Officer; and Scott Garula, the Company's Chief Financial Officer. Jim Rozakis, Cintas's Chief Operating Officer, will also be available during the Q&A portion of the call.

This morning, we announced that Cintas has entered into a definitive agreement to acquire UniFirst. The transaction is subject to the completion of customary closing conditions, including regulatory approvals and approval by UniFirst shareholders. We have made today's presentation deck available on the Investor Relations section of our website. You can access it now and follow along throughout the call.

While this call will be mainly focused on the transaction, we appreciate that many of you will also be interested in our upcoming financial results. Todd will briefly touch on some top-line performance figures from our most recent quarter, which were included in the press release that we issued this morning. Beyond that, we will not be sharing any further details until our third quarter earnings call scheduled for March 25th. Before we begin, please review the forward-looking statements and non-GAAP disclosures in the presentation and in our press release. I will now turn the call over to Cintas's President and Chief Executive Officer, Todd Schneider. Todd?

Todd M. Schneider

Thank you, Jared. And good morning, everyone. We appreciate you all joining us on short notice. Earlier today, Cintas announced it has agreed to acquire UniFirst in a cash and stock transaction that values UniFirst at $5.5 billion. Given the strategic and financial value this unlocks for Cintas, UniFirst, and our customers, reaching this point has been an important priority for us. The extensive courting process with UniFirst's leadership team, the board, and the Croatti family has only served to reinforce our view that our two companies are a great fit.

Scott and I will now share details about the transaction, and then we'll open it up to questions. At its core, the transaction is all about combining the complementary capabilities of Cintas and UniFirst to enhance our ability to deliver customer workday solutions across North America. Both companies have a rich heritage of putting our customers first. And this transaction will advance our ability to serve them.

By doing so, we are delivering on our commitments and promises to customers while simultaneously creating value for our shareholders. We operate in a highly competitive market that is serviced by a broad range and diverse and well-resourced companies. With UniFirst, we will enhance our capabilities to compete in this marketplace and deliver greater efficiency to customers, which will ultimately benefit workers with more reliable, cost-effective garment and facility service and first-aid and safety programs backed by continued innovation.

The transaction also amplifies and accelerates the benefits of our ongoing investments in technology, including route optimization, digital platforms, and automation. We're pleased with the technological advancements that we have made as a standalone company, and we will have a more enhanced approach to our technological advancements by combining with UniFirst. And finally, we're confident that the combination will create compelling financial benefits, including operating cost synergies that will enable benefits to customers and create long-term value for shareholders.

When you combine all these strategic points, this is about building a more efficient business that's better equipped to compete in a dynamic and evolving industry. When we think about acquisitions at Cintas, it really comes down to two things, customers and employees to serve those customers. I have followed UniFirst for 35 years. I know the kind of business they run and the employees they attract. And I have a deep respect for both. Their customer base, geographic footprint, and operational model complement ours. So this is truly an ideal strategic fit.

We firmly believe this transaction will help us become more efficient and better equipped to compete in a dynamic, evolving industry, which will enhance the long-term value for customers and shareholders alike. In order to deliver on those objectives, we'll need the team partners from UniFirst.

We'll be adding 300,000 customers, and we simply can't service them without a team. That's why we look forward to welcoming the overwhelming majority of UniFirst team to Cintas once the deal closes. Our two companies share so much in common, rooted in our shared commitment to customer service, which adds to my confidence the combination will lead to even better results for our customers and our shareholders. Let me expand on three ways that combining our capabilities will enhance our ability to serve customers and workers.

First, by combining our complementary product and service capabilities, we will be able to meet a wider array of customer needs and help them simplify vendor management. We will also be able to offer more customized solutions to address our customers' specific, diverse needs. Second, we will be able to deliver enhanced operational efficiency and reliability. Our increased reach means we will be able to bring more services to more customers and more locations, while at the same time, our technology investments will make it easier for those customers to adopt and manage those services.

This means that some Cintas and UniFirst customers will be able to add new products and services from the combined business, which will make our offering more competitive in a dynamic, evolving industry. And finally, we will unlock greater innovation and further enhance our customer value proposition. By bringing our brands and our workforces together, we will ensure even greater consistency in delivering high-quality products and services to meet our customers' safety, cleanliness, and compliance needs. We will quickly develop and deploy innovative solutions. Both Cintas and UniFirst have invested considerably in technology to support our customers and enable our employees to operate more efficiently. The benefits of those investments will continue and expand post-transaction.

Investments in digital infrastructure, route optimization, ERP systems, CRM platforms, analytics, and automation are expected to bring greater consistency, lower service costs, and shorter delivery times. In addition, we will be able to provide more data-driven insights to our customers, enabling them to optimize their services. Finally, we will deliver an even more seamless experience across customers. All of this translates into our ability to spend more time with customers to better understand their needs and help them operate more efficiently.

As we have demonstrated throughout our history, that translates into better customer outcomes and improved growth and value for Cintas. We wanted to highlight that even with an expanded customer base, we continue to have considerable growth of potential and runway ahead of us for a combined company. The combined technology platform will help Cintas be a more competitive player in last-mile logistics in the highly fragmented North American markets we serve as well as against other procurement options including direct purchase, direct-managed programs, and hybrid approaches. There are over 16 million businesses and more than 180 million workers in this area and less than 8 million workers currently wearing garments from Cintas or UniFirst.

At closing, the combined company will serve approximately 1.5 million customer locations. So the runway for growth remains significant. With that, I'll now turn it over to Scott to discuss the financial profile and transaction details. Scott?

Scott A. Garula

Thanks, Todd. And good morning, everyone. First, I want to express my excitement for the transaction as well as my appreciation to our respective transaction teams that completed a tremendous amount of work to help get us to this point. Now let me briefly outline some of the notable financials in connection with the transaction. We have identified approximately $375 million in operating cost synergies expected to be realized within four years.

These synergies come from three primary areas. First, operational efficiencies, which reflect procurement and sourcing ability, SG&A integration, and best practice sharing across service, logistics, and plant operations. Second is technology integration, including the acceleration of digital route optimization and fleet efficiency tools, integrated ERP and customer management platforms, and expanded data analytics. And finally, improved customer service with greater route density, improving service consistency and cost-efficiency, supply chain resilience, and broader product portfolios.

Importantly, these are operating cost synergies only and do not factor any top-line benefits into the model. That said, we expect the transaction to be accretive to Cintas earnings per share by the end of the second full year after closing. Under the terms of the agreement, UniFirst shareholders will receive $310 for each share of UniFirst common stock and UniFirst Class B common stock they own, comprising $155 in cash and 0.772 shares of Cintas stock based on a Cintas share price of $200.77. As Todd mentioned, the transaction represents approximately $5.5 billion in enterprise value and an implied multiple of approximately 8 times trailing 12 months EBITDA, including synergies.

The acquisition will be financed with cash on hand, committed lines of credit, and/or other available sources of financing. Cintas has also secured fully committed bridge financing for the transaction. Pro-forma leverage at closing is expected to be approximately 1.5 times debt to EBITDA. This maintains our strong investment-grade profile and preserves capital allocation flexibility. Importantly, we expect earnings per share accretion by the end of the second full-year after closing, no change to our dividend philosophy, and continued commitment to disciplined capital allocation.

We believe this structure balances immediate value to UniFirst shareholders while preserving long-term value creation for Cintas shareholders. Before I turn it back to Todd for some closing remarks, a note on timing. We expect the deal to close in the second half of calendar year 2026. The Croatti family affiliates have agreed to vote in favor of the transaction, which is subject to UniFirst shareholder approval and other customary closing conditions. With that, I will turn it back to Todd.

Todd M. Schneider

Thank you, Scott. As you can probably tell, we are genuinely excited about this transaction. Before we wrap up our prepared remarks, I'd like to briefly touch on our preliminary third quarter results. As Jared mentioned, we'll be hosting our third quarter earnings call on March 25th, but we did want to provide some top-line consolidated figures for you. Third quarter total revenue grew a strong 8.9% to $2.84 billion. The organic growth rate, which adjusts for the impacts of acquisitions and foreign currency exchange rate fluctuations was 8.2%. We look forward to getting back together with you in a couple of weeks to discuss the quarter in more detail.

Turning back to UniFirst, let me close by highlighting a few key points. First, the combination meaningfully advances our long-term strategy. It enhances our ability to better serve customers across North America. Second, the transaction reflects our disciplined approach to capital allocation. We are acquiring a high-quality asset with clear, actionable cost synergies, and compelling value accretion. Third, we believe we can seamlessly integrate UniFirst into our business post-closing. Cintas has successfully completed and integrated many acquisitions over the years, including the G&K transaction back in 2017. We will apply that same integration discipline here.

We recognize this is a significant transaction and firmly believe that we will be successful in the long run based on our previous M&A and integration experience as well as what I alluded to earlier in that both companies are squarely focused on providing the best possible customer service experience. We are confident that, together, we will build a more competitive, more resilient, more innovative company. And again, until the transaction closes, both companies will operate independently.

Before we open the line for questions, I'd like to take a moment to recognize the incredible employee partners of Cintas and the team partners at UniFirst. Their collective dedication, professionalism, and commitment to service excellence are what enables us to deliver essential workday solutions to businesses and workers across North America every day.

We are deeply grateful for their hard work. We are excited about what this next chapter will bring as we move forward together. With that, I'll turn it back to Jared.

Jared S. Mattingley

Thank you, Todd. As you can imagine, we have a number of things in the works at Cintas as we roll out this news across all of our stakeholders today, but we do want to answer your questions. Remember, we'll be back in a couple of weeks to discuss Q3 earnings. So please keep your questions focused on the transaction. With that, Ross, please open it up for questions.

Questions And Answers

Operator

(Operator Instructions) And our first question comes from Manav Patnaik from Barclays. Please go ahead, Manav.

Q - Manav Patnaik

Thank you. Good morning, gentlemen, and congratulations on finally getting to this point. My first question is, you've done, I guess, deals of proportionate size with G&K and even before that, you had a few. I guess my question is, is there any reason to believe the upside from execution you had from those deals, can they be repeated here, and kind of tied to that, your management bandwidth to handle the execution of the size of this deal?

A - Todd M. Schneider

Good morning, Manav. Thanks for your question. We're highly confident in our position in preparing to integrate. We have, as you referred to, a significant repetition with G&K in 2017, that muscle memory is alive and well. And one of the great things that we -- benefits that we have is that the significant portion of the management team at Cintas was here and was highly involved in that transaction back in 2017. So we didn't even really have to dust off the materials. We know the playbook. And the team is ready to execute. They're leveraging their experiences and learnings from the last experience.

And regarding the bandwidth, we have a high degree of respect for the UniFirst team, the leadership team, all the team partners. And as I mentioned, we expect that the overwhelming majority of those team partners will be joining Cintas. And when we think about transactions, we think about that you get a lot of resources with M&A, but the two most important are the customers and the people that serve those customers. So we'll be focused on putting together a great plan to make sure that we retain both so that we can be highly successful.

Q - Manav Patnaik

Got it. And then if I could just follow up, Scott, I think you mentioned that there were no revenue synergies included in the numbers you gave out, which makes sense. But maybe just some help on of where those could come from because presumably that would be the expectation.

A - James N. Rozakis

Hey, Manav, good morning. This is Jim. I'll take that question on the operational synergies. And I think you think of those from really four major cost categories. One, first, being our material cost, as we've spoken many times about our sourcing capabilities and we expect to continue to be able to drive down expenses there to improve sourcing.

Second would be -- in that material cost bucket in addition would be stock room optimization. As we've discussed in the past, we have a deployed technology for garment sharing and we believe we can employ that technology across the UniFirst network that will allow us to improve the speed of getting products to customers, so increasing overall customer satisfaction while being able to reduce cost.

The second bucket that we would think about would really come from production. And we would be able to go ahead and implement our operational excellence process throughout the UniFirst network there, which we would be able to continue to deploy automation. And both of those will allow us to operate more efficiently and improve capacity utilization across that network.

The third bucket would be delivery expense, where we would be able to implement our SmartTruck technology, which will improve overall routing efficiency and again improve that capacity utilization. And then the final bucket to think about would be G&A, will we be able to remove duplicate costs. As we think about revenue synergies and these have not been contemplated in our model here, but we certainly do have a long-standing history of making M&A. So while it'd be hard to speak about this one at this point of the transaction, we can speak to what we've seen historically as we've made other acquisitions across the board.

And that is we have -- typically, we're able to show up with a larger, more broad and complete product line offering. And over time, the customers of our newly acquired companies, they're able to see the value in enhancing and expanding the relationship with Cintas. And through our cross-sell efforts, we've been successful in creating that value and being able to expand the relationship. So we expect that this will look the same.

Q - Manav Patnaik

Fair enough. Thank you, guys.

A - Todd M. Schneider

Thank you, Manav.

Operator

And our next question comes from Tim Mulrooney from William Blair. Please go ahead, Tim.

Q - Sam Kusswurm

Hey, this is Sam Kusswurm on for Tim. Thanks for taking our question here. I guess I wanted to first ask about more of the regulatory angle as we think about the larger workwear industry. Are there any end markets or applications where a uniform rental program is just clearly the preferred option? And I guess what I'm asking is, are there certain instances where it will be difficult for regulators to make the case that there are good alternatives to a uniform rental program such as a direct sales program?

A - Todd M. Schneider

Sam, thanks for the question. First off, we're highly confident in the regulatory process. We're going to work together with the two companies to make sure that we have a clear straightforward and strategic approach. As you mentioned, it's a large market that we compete with all kinds of different companies. And even the largest of users and those who get more soiled, we have many, many, many examples where they buy and others clean for them. They may have a managed program where they will buy and tell their employees to clean them.

They may have a program where they buy and they have a company, an outsourced company just clean them, which virtually any company can do that, or they may have a hybrid program. So we don't see any end markets that are a concern whatsoever as a result of our analysis that we've completed on this and our experience with these and competing with these -- all these different companies that can offer these programs.

Q - Manav Patnaik

Got it. That's helpful. And then maybe just trying to be thoughtful here, but what are some of the top execution risks in your mind that could delay the cost synergies you outlined, be it IT, labor, customer retention, or even route redesign?

A - Todd M. Schneider

Yeah. Well, certainly when we think about the transaction, I mentioned employee partners, team partners, and customers. That's where our focus is. Well, we will be able to deliver on synergies, we say over four years because those take time. And with that, technology is always a -- we're not a technology company, but every business is a technology company now because every business either is in the business of creating it or using it. So we think about that and we are well down the path of preparing for that to make sure that we have a seamless integration for not only our customers but for all of our employee partners.

And that certainly is a focus because we want to make it easier for our people to do their roles, to do their jobs, and we want to make it easier for our customers to do business with us. So we'll be focused on that. There's plenty of planning that has gone into this. And we feel incredibly well prepared to handle this. As I mentioned in the earlier response, we have a lot of repetitions here and we have great muscle memory and a tenure that allows for us to be highly prepared to execute and mitigate any risk whatsoever.

Q - Manav Patnaik

Great. Thanks, guys.

A - Todd M. Schneider

Thank you.

Operator

And our next question comes from Jasper Bibb at Truist Securities. Please go ahead, Jasper.

Q - Jasper Bibb

Good morning, guys. Maybe following up on an earlier question, wondering how you're thinking about the potential initial revenue churn at close maybe using the experience of G&K as a benchmark. I think that deal was maybe like 9% or 10% acquired G&K customers. Hard to say at this point, I know, but do you think that benchmark would be any different than this deal?

A - Todd M. Schneider

Good morning, Jasper. Thanks for the question. Quite frankly, we haven't -- we just announced, we haven't closed. So I'd say it's just too early to get into those levels of details. But you can certainly anticipate, we will be prepared to do so as we get down further to the line.

Q - Jasper Bibb

Makes sense. And then could you maybe -- I know it's a bigger deal, could you maybe compare for us how this integration looks maybe compared to the G&K integration from a complexity, from an integration standpoint, or maybe the product lines are a little bit different? Just any detail there on how you're applying the learnings from the G&K deal to UniFirst would be helpful.

A - Todd M. Schneider

Yes. It's certainly a larger scale, but the concepts are identical. And as I mentioned, the team is in place and has repetitions, has the playbook, and is ready to go. Once we get our transaction closed, we will execute and do what we have historically done, which is execute at a very high level, and we're prepared to do that.

Q - Jasper Bibb

Got it. Thanks for taking the questions, guys.

Operator

And our next question comes from Jason Haas from Wells Fargo. Please go ahead, Jason.

Q - Jason Haas

Hey, good morning, and thanks for taking my question. I'm curious if you could talk about how the UniFirst, I guess, board and family thought about the deal just because we know there's been a history where you guys are interested in the acquisition. It seems like they had held out for a while.

A - Todd M. Schneider

So I guess why now, what got them to the table, and why is now the right time? Thanks.

Jason, it's a good question. I'd say -- start with this. I've learned over the years, it can take time. And working through these deals, they're usually complex. And you have to recall, this is a family controlled asset. And it took time for us to make the case. It is a real positive for the UniFirst team members and the customers at UniFirst.

And I believe the deal structure played a role in it as well. Meaning the mix of -- considering it's from all-cash to a mix of stock and cash is certainly a benefit. And it better aligns the interest among all parties with mutual benefits to both sides. So if you don't mind, I'll take a moment to just describe some benefits of the deal structure, meaning the 50% cash and 50% stock.

First is we get to leverage the strength of our premium market valuation. The strength of our market premium, Cintas provides an attractive currency for us to use for the acquisition of companies with lower valuation. And as you have done the math, the dilution is minimal. It also preserves our capital allocation flexibility, meaning we're going to have very low leverage. By using a portion of the proceeds of stock, we will complete the transaction with an expected leverage of 1.5 times debt to EBITDA. This flexibility for future capital allocation deployment is really important to us and allows us to maintain our current strong investment-grade credit ratings.

And also, with using 50% of cash and 50% stock, it allows us to avoid almost $140 million a year of interest expense, so significant. And it also provides upside opportunity for -- excuse me, for UniFirst shareholders on the future success of the merger. Meaning, keep in mind, 82% of the common shareholders at UniFirst also own Cintas stock. So they win -- they win twice. That applies for all those common shareholders who are going to benefit from the immediate premium that they get, but they also get to enjoy the benefits of the Cintas execution and the ride along the way. And that will apply to everyone who is a shareholder of UniFirst and at close will be a shareholder of Cintas. And then lastly, it does provide some tax benefits to the sellers. So I think all those came together to make this a really good deal for all parties involved.

Q - Jason Haas

Got it. That certainly makes sense. And then as a follow-up, I assume that UniFirst is going to be brought into the Cintas brand and the go-to-market will be all in one motion together. So not necessarily my question, correct me if that's wrong, but I assume that's the case. But I guess my question is, what sort of costs are there to do this integration? Are there investments needed in facilities or anything like that we should be aware of? Thank you.

A - Scott A. Garula

Yeah, good morning. This is Scott. I would just say that, given where we're at in the deal, the fact that we just announced today, it's a little early, but just think about it, generally, expect these to be in line on a proportional basis with what we experienced with G&K. And then there was an earlier question about modeling, but I would say in this area, think about it the same way that we experienced with G&K.

And some of the one-time expenses that I would think about is severance, retention, lease termination, and those type of expenses. So as we get closer to closing the deal, we'll certainly be able to give some more color on that topic.

Q - Jason Haas

Got it. I don't know if I'm able to squeeze in one more, but if I can, just a follow-up on that. Do you plan to have adjustments, like will those be added back to get to adjusted EPS? Because I know you typically don't use those too happily, but given the size of the deal, I was curious if that's the case here.

A - Scott A. Garula

Yeah. So good question. And yes, just like you saw with us with G&K, we will report on adjusted EPS as well as GAAP EPS after closing.

Q - Jason Haas

Okay, perfect. Thank you very much. Appreciate it.

Operator

Thank you. And our next question comes from Stephanie Moore from Jefferies. Please go ahead, Stephanie. Stephanie, is your line muted?

Q - Harold Antor

Sorry, this is Harold Antor on for Stephanie Moore. So I guess just on the -- I guess just on the regulatory approval side, do you guys, I guess, given the strong overlap pressure, we think -- do you guys expect any future divestitures across any regions or I guess, how are you guys thinking about that as you progress through the regulatory approval process?

A - Todd M. Schneider

Good morning, Harold. We do not anticipate any divestitures. And we don't think there's any need to whatsoever. As I mentioned, the combined entity is going to serve 1.5 million customer locations in a market that has more than 60 million businesses. And those companies that we compete with, retail, e-commerce, other outsourced solutions, hybrid programs, and traditional competitors as well. So we don't see any need whatsoever for that.

And as I mentioned, we'll have less than 8 million wearers in an area that has 180 million people that go to work every day that are all wearing apparel that we can provide. So it is a massive market with a very large and sophisticated competitors. And we believe that this deal will help us and position us to better compete in that, which we think is going to be really good for businesses, customers, and workers.

Q - Harold Antor

Got it. Thank you. That's all from me.

Operator

And our next question comes from Shlomo Rosenbaum from Stifel Nicolaus. Please go ahead, Shlomo.

Q - Shlomo Rosenbaum

Hi, thank you very much for taking my questions. And I want to add my congratulations of you guys getting to this point. As I look at the announcement this morning versus what you guys were talking about a little over a year ago, it looks like the deal price is higher, the structure is 50-50 versus all-cash and the synergies and the timing basically seem kind of the same, like 375 over four years.

What I wanted to understand is, when you sat there with the Croatti family, what were the sticking points that got you over this point? I mean, there's a lot of focus that you guys had in terms of overwhelming majority of employees are going to be retained. Is that something that was an issue for them that they were so concerned about?

And is that something that, in any way, changed the expectation that you had in terms of synergies that you could get that are beyond the baseline? I guess my question is, is there any concessions that you had to make that would limit the upside that you could get over several years versus what you would have thought a year ago in the way that the deal was coming and what you were offering at that point?

A - Todd M. Schneider

Good morning, Shlomo. Thanks for the question. As I mentioned earlier, these deals take time. When you have a family asset like this, it's an emotional deal. And sometimes, it just takes time for these things to make their course. We have made no commitments that would limit our ability to benefit from everything we plan with the transaction.

And so what got them over the top, it's a question better posed to them, but I mentioned deal structure, and I think their confidence in our ability to make sure that this transaction goes really well. They are going to be a -- it's going to be a big portion for them, the shareholders that will be very important to them.

And the more time we spent with them, I think they feel quite good about our ability to integrate and extract out the synergies that we need and to have a long, successful course together. Now at Cintas, we make decisions based upon our principal objective. And our principal objective focuses on a lot of things, but it focuses on the long term and it focuses on our key -- three key constituents, which are our shareholders, our customers, and our employee partners. This deal checks the box for all three and as well as the long-term success of our organization.

So we feel really good about it. And I believe the Croatti family and all UniFirst shareholders should feel the same.

Q - Shlomo Rosenbaum

Okay. And I want to go back to just one question that was asked before, like you haven't talked about revenue synergies. And obviously, we appreciate you keeping it conservative. But if we were to think about it and to just start with if-ing, what are some of the obvious items that you will be able to bring to the UniFirst customers in a more complete offering that they're not offering right now in terms of a high-level thing that might be, hey, we do this really well and we offer it and they just don't do that or they're not really a presence in the market for that.

A - Todd M. Schneider

Yes, Shlomo, I think Jim referred to it as we have a really broad suite of products and services. And when we -- almost every time we make an acquisition, we were able to bring that broad suite of products and services to that new customer base. We don't do immediately, we do it over time. And that is one of our competitive advantages in the marketplace.

And we see that as an important role. And if history is any indication of the future, we think that customer base will really enjoy learning about that and see opportunities to help them run a better business to bring efficiencies to their business, allow them to focus on what makes them successful. So I'd say that's probably the way to think about it.

We would sure hope we would get revenue synergies, but we're not modeling that as far as when we think about making the deal.

Q - Shlomo Rosenbaum

Okay. Thank you so much.

Operator

And with that, this concludes the question-and-answer session. I will turn the call back over to Jared for closing remarks.

A - Jared S. Mattingley

All right. Thank you, Ross, and thank you all for joining us this morning. We appreciate your continued interest in Cintas, and we look forward to speaking with you soon when we share our third quarter results later this month. Thank you.

Operator

This now concludes today's conference call. Thank you for your participation. You may now disconnect

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended (the “Securities Act of 1933”), which involve risks and uncertainties. Any statements about Cintas’, UniFirst’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events and any other statements to the extent they are not statements of historical fact are forward-looking statements. Words, phrases or expressions such as “estimates,” “confident,” “continue,” “hope,” “likely,” “might,” “possible,” “potential,” “trend,” “anticipates,” “predicts,” “projects,” “plans,” “expects,” “intends,” “targets,” “forecasts,” “believes,” “seeks,” “could,” “should,” “may,” “will,” “strategy,” “objective,” and similar words, phrases or expressions or the negative versions thereof are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements are based on information available and assumptions made at the time the statements are made. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements about the benefits of the transaction between Cintas and UniFirst (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

The following Transaction-related factors, among others, could cause actual results to differ materially from those expressed in or implied by forward-looking statements: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Cintas and UniFirst; the outcome of any legal proceedings that may be instituted against Cintas or UniFirst; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that seeking or obtaining such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, trade policy (including tariff levels), laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Cintas and UniFirst operate; any failure to promptly and effectively integrate the businesses of Cintas and UniFirst; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Cintas’ or UniFirst’s customers, employees or other business partners, including those resulting from the announcement, pendency or completion of the Transaction; the dilution caused by Cintas’ issuance of additional shares of its capital stock in connection with the Transaction; changes in the trading price of Cintas’ or UniFirst’s capital stock; and the diversion of management’s attention and time to the Transaction from ongoing business operations and opportunities.

Additional important factors relating to Cintas that could cause actual results to differ from those in forward-looking statements include, but are not limited to, the possibility of greater than anticipated operating costs including energy and fuel costs; lower sales volumes; loss of customers due to outsourcing trends; the performance and costs of integration of acquisitions; supply chain constraints and macroeconomic conditions, including inflationary pressures and higher interest rates; changes in global trade policies, tariffs, and other measures that could restrict international trade; fluctuations in costs of materials and labor, including increased medical costs; costs and possible effects of union organizing activities; failure to comply with government regulations concerning employment discrimination, employee pay and benefits and employee health and safety; the effect on operations of exchange rate fluctuations, and other political, economic and regulatory risks; uncertainties regarding any existing or newly-discovered expenses and liabilities related to environmental compliance and remediation; Cintas’ ability to meet its aspirations relating to sustainability opportunities, improvements and efficiencies; the cost, results and ongoing assessment of internal controls over financial reporting; the effect of new accounting pronouncements; risks associated with cybersecurity threats, including disruptions caused by the inaccessibility of computer systems data and cybersecurity risk management; the initiation or outcome of litigation, investigations or other proceedings; higher assumed sourcing or distribution costs of products; the disruption of operations from catastrophic or extraordinary events including global health pandemics; the amount and timing of repurchases of Cintas’ common stock, if any; changes in global tax and labor laws; the reactions of competitors in terms of price and service; and the other risks and contingencies detailed in Cintas’ most recent Annual Report on Form 10-K and its other filings with the Securities and Exchange Commission (the “SEC”).

Additional important factors relating to UniFirst that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, uncertainties caused by an economic recession or other adverse economic conditions, including, without limitation, as a result of elevated inflation or interest rates or extraordinary events or circumstances such as geopolitical conflicts like the conflict between Russia and Ukraine and disruption in the Middle East, and their impact on UniFirst’s customers’ businesses and workforce levels; disruptions of UniFirst’s business and operations, including limitations on, or closures of, UniFirst’s facilities, or the business and operations of UniFirst’s customers or suppliers in connection with extraordinary events or circumstances; uncertainties regarding UniFirst’s ability to consummate acquisitions and successfully integrate acquired businesses, and the performance of such businesses; uncertainties regarding any existing or newly-discovered expenses and liabilities related to environmental compliance and remediation; any adverse outcome of pending or future contingencies or claims; UniFirst’s ability to compete successfully without any significant degradation in UniFirst’s margin rates, seasonal and quarterly fluctuations in business levels; UniFirst’s ability to preserve positive labor relationships and avoid becoming the target of corporate labor unionization campaigns that could disrupt UniFirst’s business; the effect of currency fluctuations on UniFirst’s results of operations and financial condition; UniFirst’s dependence on third parties to supply UniFirst with raw materials, which such supply could be severely disrupted as a result of extraordinary events or circumstances such as the conflict between Russia and Ukraine; any loss of key management or other personnel; increased costs as a result of any changes in federal, state, international or other laws, rules and regulations or governmental interpretation of such laws, rules and regulations; uncertainties regarding, or adverse impacts from continued high price levels of natural gas, electricity, fuel and labor or increases in such costs; the negative effect on UniFirst’s business from sharply depressed oil and natural gas prices; the continuing increase in domestic healthcare costs, increased workers’ compensation claim costs, increased healthcare claim costs; UniFirst’s ability to retain and grow its customer base, demand and prices for UniFirst’s products and services; fluctuations in UniFirst’s nuclear business; political or other instability; supply chain disruption or infection among UniFirst’s employees in Mexico and Nicaragua where UniFirst’s principal garment manufacturing plants are located; UniFirst’s ability to properly and efficiently design, construct, implement and operate a new enterprise resource planning (“ERP”) computer system; interruptions or failures of UniFirst’s information technology systems, including as a result of cyber-attacks; additional professional and internal costs necessary for compliance with any changes in or additional SEC, NYSE and accounting or other rules; strikes and unemployment levels; UniFirst’s efforts to evaluate and potentially reduce internal costs; the impact of U.S. and foreign trade policies and tariffs or other impositions on imported goods on UniFirst’s business, results of operations and financial condition; UniFirst’s ability to successfully implement its business strategies and processes, including UniFirst’s capital allocation strategies; UniFirst’s ability to successfully remediate the material weakness in internal control over financial reporting disclosed in UniFirst’s Annual Report on Form 10-K for the fiscal year ended August 30, 2025, filed with the SEC on October 29, 2025, in an appropriate and timely matter or at all; and the other risks and contingencies detailed in UniFirst’s most recent Annual Report on Form 10-K and its other filings with the SEC.

These factors are not necessarily all of the factors that could cause Cintas’, UniFirst’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any forward-looking statements. Other unknown or unpredictable factors also could harm Cintas’, UniFirst’s or the combined company’s results.

All forward-looking statements attributable to Cintas, UniFirst, or the combined company, or persons acting on Cintas’ or UniFirst’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and Cintas and UniFirst do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If Cintas or UniFirst updates one or more forward-looking statements, no inference should be drawn that Cintas or UniFirst will make additional updates with respect to those or other forward-looking statements. Further information regarding Cintas, UniFirst and factors that could affect the forward-looking statements contained herein can be found in Cintas’ Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC, and in UniFirst’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC.

No Offer or Solicitation

This communication is not an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important Information and Where to Find It

In connection with the Transaction, Cintas will file relevant materials with the SEC, including a Registration Statement on Form S-4 (the “Registration Statement”) to register the shares of Cintas common stock to be issued in connection with the Transaction. The Registration Statement will include a proxy statement of UniFirst that also constitutes a prospectus of Cintas. The definitive proxy statement/prospectus will be sent to the shareholders of UniFirst.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING CINTAS, UniFirst, the transaction and related matters.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Cintas or UniFirst through the website maintained by the SEC at http://www.sec.gov or from Cintas at its website, https://www.cintas.com, or from UniFirst at its website, https://www.unifirst.com (information included on or accessible through either of Cintas’ or UniFirst’s website is not incorporated by reference into this communication).

Participants in the Solicitation

Cintas, UniFirst, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the Transaction under the rules of the SEC. Information about the directors and executive officers of Cintas and their compensation and ownership of Cintas common stock is set forth under the headings “Election of Directors”, “Board’s Roles and Responsibilities”, “Board Committees and Meetings”, “Nonemployee Director Compensation”, “Director Compensation Table”, “Compensation Committee Report”, “Executive Compensation”, “Compensation Discussion and Analysis”, “Summary Compensation Table”, “Grants of Plan-Based Awards Table”, “Outstanding Equity Awards Table”, “Option Exercises and Stock Vested Table”, “Nonqualified Deferred Compensation”, “Potential Payments upon Termination, Retirement or Change in Control”, “CEO Pay Ratio”, “Pay Versus Performance”, “Approval, on an Advisory Basis, of Named Executive Officer Compensation”, “Principal Shareholders”, “Security Ownership of Director Nominees and Named Executive Officers” and “Related Party Transactions,” respectively, in the proxy statement for Cintas’ 2025 Annual Meeting of Shareholders, filed with the SEC on September 16, 2025; under the heading “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Cintas’ Annual Report on Form 10-K for the fiscal year ended May 31, 2025, filed with the SEC on July 28, 2025; in the supplemental information regarding the participants’ holdings of the Cintas’ securities can be found in SEC filings on Statements of Change in Ownership on Form 4 filed with the SEC on October 31, 2025 (available here), December 17, 2025 (available here, here and here), December 30, 2025 (available here), January 22, 2026 (available here) and January 30, 2026 (available here) for Robert E. Coletti; on October 31, 2025 for Joseph Scaminace (available here); on October 31, 2025 (available here), December 17, 2025 (available here and here) and January 22, 2026 (available here) for Karen L. Carnahan; on October 31, 2025 (available here), December 17, 2025 (available here and here) and January 22, 2026 (available here) for Melanie W. Barstad; on October 31, 2025 for Martin Mucci (available here); on October 31, 2025 for Beverly K. Carmichael (available here); on October 31, 2025 (available here) and December 17, 2025 (available here, here, here, here and here) for Ronald W. Tysoe; and on December 30, 2025 (available here) and January 30, 2026 (available here) for Scott D. Farmer. Information about the interests of the directors and executive officers of UniFirst and other persons who may be deemed to be participants in the solicitation of proxies in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Information about the directors and executive officers of UniFirst and their compensation and ownership of UniFirst common stock is set forth under the  headings “Executive Compensation,” “Director Compensation – Fiscal 2025” and “Security Ownership of Management, Directors, Director Nominees and Principal Shareholders,” respectively, in UniFirst’s definitive proxy statement for its 2026 Annual Meeting of Shareholders, filed with the SEC on November 24, 2025 under the heading “Security Ownership of Certain Beneficial Owners and management and Related Stockholder Matters” in UniFirst’s Annual Report on Form 10-K for the fiscal year ended August 30, 2025, filed with the SEC on October 29, 2025; in UniFirst’s Current Report on Form 8-K filed with the SEC on December 29, 2025; in the supplemental information regarding the participants’ holdings of the UniFirst’s securities can be found in SEC filings on Statements of Change in Ownership on Form 4 filed with the SEC on December 18, 2025 for Sergio A. Pupkin (available here); December 18, 2025 for Kelly C. Rooney (available here); December 18, 2025 for Steven S. Sintros (available here); December 18, 2025 for Cynthia Croatti (available here); December 18, 2025 for Matthew Croatti (available here); December 18, 2025 for Cecilia K. McKenney (available here); December 18, 2025 for Michael Iandoli (available here); December 18, 2025 for Joseph M. Nowicki (available here); December 18, 2025 and February 18, 2026 for David Martin Katz (available here and here, respectively); December 18, 2025 for Shane O’Connor (available here); December 18, 2025 and February 10, 2026 for William Masters Ross (available here and here, respectively); January 7, 2026 for David A. DiFillippo (available here); and in other documents filed by UniFirst with the SEC. Free copies of the documents referenced in this paragraph may be obtained as described above under the heading “Important Information and Where to Find It.”